Jin Mao Tower 38F, Unit 03 88 Century Boulevard Pudong, Shanghai 200121 People’s Republic of China Phone: 86-21-6165-1700 Fax: 86-21-6165-1799 Website: www.wsgr.com	中国上海浦东新区 世纪大道88号 金茂大厦38楼03室 邮政编码: 200121 电话: 86-21-6165-1700 传真: 86-21-6165-1799 网站: www.wsgr.com

Via EDGAR	March 3, 2023

Attention:

Beverly Singleton

Anne McConnell

Evan Ewing

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CH AUTO Inc. (CIK No. 0001930207)
Response to the Staff’s Comments on
Draft Registration Statement on Form F-4 Confidentially Submitted on December 30, 2022

Ladies and Gentlemen,

On behalf of our client, CH AUTO Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 17, 2023 on the Company’s Draft Registration Statement on Form F-4 confidentially submitted to the Commission on December 30, 2022 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is filing its registration statement on Form F-4 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission.

To facilitate your review, we have separately emailed you a courtesy copy of the Registration Statement, marked to show changes to Draft Registration Statement, and the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊●桑西尼●古奇●罗沙迪律师事务所

austin beijing boston BOULDER brussels hong kong london los angeles new york palo alto
SALT LAKE CITY san diego san francisco seattle shanghai washington, dc wilmington, de

Amendment No. 2 to Draft Registration Statement on Form F-4

Questions and Answers About the Business Combination and the Special Meeting

Will I experience dilution as a result of the Business Combination?, page 12

1.	Refer to the table on page 12 where you disclose a total of 1,668,000 Class A Ordinary Shares to be issued to MCAF Initial Shareholders (including rights shares). Please clarify if the total should instead be 1,668,500 shares as we note the narrative discussion under the answer to this question and footnote (5) to the table, indicate this total consists of 1,437,500 Pubco Class A Ordinary Shares to be issued to the Sponsor in exchange for the Insider Shares, 210,000 shares for MCAF common stock in the Private Placement, and 21,000 shares for the rights in the Private Placement. Please advise or revise throughout the filing.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 13 of the Registration Statement.

2.	It appears the introductory paragraph above the table on page 12 should be revised to clarify that the scenarios include a Minimum Redemption scenario rather than a No Redemption scenario, and explain the reasons thereof. Reference is made to footnote (7) to the tables on page 46. It also appears footnotes (1), (2), and (3) should be revised. In addition, please disclose the date that the actual redemption of the 2,432,520 shares occurred, as approved at the special meeting of MCAF stockholders held on December 15, 2022, and include that date in the first bullet point on page 189 and elsewhere where such discussion is provided.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 45, 48 and 118 of the Registration Statement.

3.	We note your response to comment 1 and reissue. We note that the table refers to “MCAF Initial Shareholders.” By footnote or otherwise, revise the table to clearly provide and/or define only the sponsor and its affiliates’ total potential ownership interest in the combined company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Registration Statement.

Summary of the Proxy Statement/Prospectus, page 21

4.	We note your revisions in response to prior comment 6. Refer to the sentence that begins “In light of the foregoing circumstances, the Company’s independent registered public accounting firm has included...the six months ended June 30, 2022 were issued”. Please clarify that the auditors included an explanatory paragraph expressing substantial doubt in their report on your December 31, 2021 consolidated financial statements since there is no auditors’ report for the six months ended June 30, 2022. Please also revise the related disclosures on pages 62-64, 97-98 and 175. Further, please clarify in the last sentence of the top paragraph on page 176 that your auditors issued a going concern paragraph in their report on your December 31, 2021 and 2020 consolidated financial statements expressing substantial doubt as to your ability to continue as a going concern.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 51, 52, 100 and 183 of the Registration Statement.

5.	We note your responses to comments 2 and 3 and reissue. Please include the table in the prospectus summary. The table should provide a detailed sources and uses of funds in addition to your plan to repay liabilities. For example, the table should (1) state the amount of the expected proceeds from the Business Combination, including the amount remaining in the trust account, PIPE financings and any other private financings in connection with the Business Combination and (2) provide detailed disclosure stating the amount of proceeds that you intend to allocate to (i) fund operations, (ii) cure loans, debt, accounts payable and other liabilities in default and (iii) settle lawsuits or satisfy judgements. Clearly disclose which short-term loans and borrowings that you intend to repay with proceeds from the Business Combination. Additionally, revise this section to prominently disclose the total amount of borrowings, accounts payable and other liabilities currently under default.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 23, 182 and 183 of the Registration Statement.

6.	We note that your disclosure that the recent extension approved by MCAF’s shareholders led to a redemption of 2,432,520 MCAF’s shares in the amount of $24.5 million. Please update your disclosure to reflect the outcome of the special meeting of MCAF’s stockholders held on December 15, 2022, including the “Background of the Business Combination” where you should explain the reason the amendments were sought, the conflicts of interest pertaining to your Sponsor, directors and officer, and the impact on the transaction. Additionally, disclose the overall impact to the amount of funds in the Trust Account (and the amount available for liquidation and/or redemption). Finally, please make appropriate updates about the terms of the amended and restated certificate of incorporation and trust agreement and the related party extension loans where disclosed in your registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Registration Statement.

Selected Historical Financial Information of MCAF, page 44

7.	Please provide a footnote to the interim balance sheet data to quantify and disclose the facts and circumstances related to MCAF public stockholders exercising redemption rights in connection with the extension that resulted in cash redemptions of over $24 million subsequent to September 30, 2022. Please also disclose and discuss the cash redemptions in MCAF’s MD&A.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Registration Statement.

Manufacturing, page 141

8.	We note your response to prior comment 8. Please elaborate on the milestones needed to achieve to ramp up your production from 100 vehicles to 9,000 vehicles in 2023. Please also discuss your projected timeline, anticipated location and funding needed to establish a new manufacturing facility referenced on page 141.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 147 of the Registration Statement. The Company respectfully submits that, in the event that the manufacturing capacity of the Suzhou Plant is insufficient for the delivery of customer orders, the Company currently prefers to engage OEMs with comparable manufacturing capability to complement such insufficiency, and that references to the new manufacturing facility in the Registration Statement have been deleted.

Offline Sales Network, page 142

9.	Please disclose the number of your current brand stores and partner stores.

Response: The Company respectfully submits that the number of the Company’s brand stores and partner stores remain unchanged since previous submission, which is disclosed on pages 60, 86 and 148 of the Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Statements, page 188

10.	Refer to page 191. In order to allow shareholders to more clearly evaluate the financial condition of each entity prior to the proposed business combination, it appears you should revise the pro forma balance sheet to add a column for the cash redemptions that occurred at MCAF subsequent to the balance sheet data and related subtotal column to reflect MCAF’s historical balances adjusted for the cash redemptions that resulted from the extension request and occurred after the balance sheet date but prior to the proposed business combination. Please refer to Rule 11-02(b)(4) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the pro forma balance sheet on page 198-200 to add columns for the events that occurred subsequent to the balance sheet date and related subtotal columns to reflect MCAF and CH-AUTO TECH’s historical balances adjusted for the subsequent events inclusive of cash redemptions and issuance of promissory notes that occurred after the balance sheet date but prior to the proposed business combination.

11.	We have reviewed the revisions made in response to prior comments 5 and 13. In regard to the disclosures in note 3(8) on page 198, and based on the disclosures on page 117, it remains unclear how you determined it is most probable that CH-Auto (Hong Kong) Limited will directly own no less than ninety percent (90%) of the then-issued and outstanding equity interests CH-AUTO TECH as a result of the Reorganization, absent binding agreements with shareholders or a provision the Reorganization will not occur if shareholders holding greater than 10% in equity interests elect not to exchange their interests. Please clarify or revise. In regard to the pro forma financial statements, please also address the following:

●	Given CH-AUTO TECH shareholders can elect to exchange, maintain or sell their equity interests in CH-AUTO TECH as a result of the Reorganization under Approaches I, II or III, as described on page 117, more fully explain how you determined the pro forma financial statements appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X;

●	Explain why the non-controlling interests has no impact on the annual and interim pro forma statements of operations; and

●	Explain if and how the Advisors Shares disclosed on page 12 are accounted for in the pro forma financial statements.

Response: In response to the Staff’s comment, the Company has revised its plan of Reorganization on the cover page and pages 20, 25, 49, 120, 121, 203, 204, 206 and 208 of the Registration Statement, and CH-AUTO TECH has received written confirmation from its shareholders regarding their selection of Reorganization approaches, and based on such written confirmation, the Holding Company shall (1) have the ability to direct, directly or indirectly, at least 71.2184% of the voting rights of all outstanding equity securities of CH-AUTO TECH entitled to vote, (2) own, directly or indirectly, at least 71.2184% of the economic rights of all the outstanding equity securities in CH-AUTO TECH, and (3) own, directly or indirectly, at least 37.8426% of the then-issued and outstanding equity interests in the Company. Furthermore, the Company respectfully clarifies that:

●	The percentage of HK Share Purchase has been determined as of the date of this response letter and upon the Reorganization Closing, and after giving effect to the HK Voting Right Entrustment as disclosed in the Registration Statement, CH-Auto HK shall directly own 71.2184% of the then-issued and outstanding equity interests in CH-AUTO TECH, which is an pro forma adjustment to reflect the Reorganization.

●	The Company has revised the annual and interim pro forma statements of operations on pages 201 and 202 to reflect the operation results attributable to the non-controlling interests resulted from the Reorganization.

●	The Company has revised the share information on pages 47, 48, 207 and 208 to include the Advisors Shares of 3,750,000 as a part of transaction costs.

Compensation of Directors and Executive Officers, page 210

12.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 218 of the Registration Statement.

Index to Consolidated Financial Statements

CH AUTO Inc., page F-1

13.	We have reviewed the revisions made in response to prior comment 15. We note the auditors’ reports for CH AUTO Inc. included on pages F-52 and F-60 appear to be duplicative, except as to the auditors’ name as signed and the firm’s letterhead. In this regard, the auditors’ report on page F-52 covers the period as of April 30, 2022 and for the period from January 25, 2022 through April 30, 2022, and is signed by Marcum Bernstein & Pinchuk LLP, whereas the auditors’ report on page F-60 covers the same period and is signed by Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP). Please include only one auditors’ report for this period in the next amendment. Further, tell us the consideration given to instead referring to the audit firm as Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP) throughout the filing, such as on pages 22 and 80, and also under Experts on page 254 and in the Exhibit Index listing in Part II.

Response: In response to the Staff’s comment, the Company has revised to only include one auditors’ report previously on F-60 for the period from January 25, 2022 through April 30, 2022 on F-52 of this Registration Statement, and also revised to Marcum Asia CPAs LLP (Formerly Marcum Bernstein & Pinchuk LLP) when referring to the audit firm of CH AUTO Inc. and CH-AUTO TECH throughout the filing.

14.	It appears you have included audited financial statements of CH Auto Inc. as of April 30, 2022 and for the period of January 25, 2022 through April 30, 2022, along with unaudited interim financial statements of CH Auto Inc. as of June 30, 2022 and for the period January 25, 2022 through June 30, 2022. Please confirm if our understanding is correct and revise the Index to Consolidated Financial Statements for CH Auto Inc. on page F-1 to remove the line item for inclusion of an auditors’ report for the June 30, 2022 unaudited interim financial statements.

Response: In response to the Staff’s comment, the Company has revised the Index to Consolidated Financial Statements for CH Auto Inc. on page F- 1 to remove the line item for inclusion of an auditors’ report for the June 30, 2022 unaudited interim financial statements.

Index to Consolidated Financial Statements

Mountain Crest Acquisition Corp. IV, page F-1

15.	Under the listing of the Unaudited Condensed Financial Statements, please clarify that you have included financial statements for the three and nine months ended September 30, 2022. Your current disclosure states the three and six months ended September 30, 2022. This applies to the line items for the statements of operations and changes in stockholders’ (deficit). For the statements of cash flows line item, please revise to state for the nine months ended September 30, 2022.

Response: In response to the Staff’s comment, the Company has included financial statements for the three and nine months ended September 30, 2022 of Mountain Crest Acquisition Corp. IV.

Consolidated Statements – CH-Auto Technology Corporation, page F-4

16.	We note the audited financial statements of CH-Auto Technology Corporation, the registrant’s predecessor, are older than 12 months and the filing essentially represents the registrant’s initial public offering; therefore, it appears you may be required to provide updated annual financial statements and related disclosures pursuant to Item 14 of Form F-4 and Item 8.A.4 of Form 20-F or, if applicable, provide the representations required by Instruction 2 to Item 8.A.4 filed in an exhibit to the filing.

Response: The Company has filed its representation under Item 8.A.4 of Form 20-F as exhibit 99.6.

General

17.	We note your disclosure that MCAF received revenue projections. Please elaborate on the assumptions underlying the projections. Please tell us whether any other projections were provided to MCAF.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Registration Statement.

***

If you have any questions regarding the Registration Statement, please contact Ms. Sally Yin by telephone at 212-497-7747 or via email at syin@wsgr.com, Mr. Jie Zhu by telephone at 86-21-6165-1761 or via e-mail at jizhu@wsgr.com, Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, Joan S. Guilfoyle by telephone at 202-524-8467 or via e-mail at jguilfoyle@loeb.com, or James A. Prestiano by telephone at 212-407-4831 or via e-mail at jprestiano@loeb.com. Please note that with respect to the responses set forth herein, insofar as relevant information relates to the Company such responses are based on discussions with and information provided by the Company or its counsel and information relating to MCAF is based on information provided by MCAF or its counsel.

Very truly yours,

/s/ Wilson Sonsini Goodrich & Rosati, Professional Corporation
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Enclosures

cc:

Mr. Qun Lu, Chairman, Chief Executive Officer and Chief Financial Officer, CH AUTO INC.

Mr. Suying Liu, Chairman, Chief Executive Officer and Chief Financial Officer, Mountain Crest Acquisition Corp. IV